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EXHIBIT 4.3

SECOND AMENDMENT
TO THE
ABERDEEN HOURLY SAVINGS & INVESTMENT PLAN

    THIS AMENDMENT to the Aberdeen Hourly Savings & Investment Plan (the "Plan") is made this 18th day of June, 2001, by Georgia Gulf Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Company"), to be effective as of November 12, 1999.

W I T N E S S E T H :

    WHEREAS, the Company sponsors and maintains the Plan for the exclusive benefit of certain of its employees and their beneficiaries and, pursuant to Section 12.2 thereof, the Company has the right to amend the Plan at any time; and

    WHEREAS, the Company wishes to amend the Plan at this time for the purpose of adding certain distribution options;

    NOW, THEREFORE, the Plan is hereby amended as follows, effective as of November 12, 1999:

I.

    Section 8.10 of the Plan is hereby amended in its entirety to read as follows:

    8.10  In-Service Withdrawals and Hardship Distributions.

      (a)  In-Service Withdrawals of Elective Contributions.  Upon attaining age fifty-nine and one-half (59 1/2), a Participant shall be entitled, by filing a written request with the Director, to withdraw all or a portion of the balance, if any, in his or her Elective Contributions Account. Amounts withdrawn shall be valued as of the Valuation Date coincident with or next following by at least 15 days the date on which the Director receives the Participant's written request. A Participant shall be entitled to make two partial withdrawals under this Section during a calendar year and one entire withdrawal under this Section during a calendar year.

      (b)  In-Service Withdrawals of Voluntary Contributions, Rollover Contributions, Matching Contributions and Discretionary Contributions.  A Participant shall be entitled, by filing a written request with the Director, to withdraw all or a portion of the balance, if any, in the following Accounts in the order listed and subject to the condition that any amounts withdrawn be 100% vested: Voluntary Contributions Account, Rollover Contributions Account, Matching Contributions Account, and Discretionary Contributions Account. Amounts withdrawn shall be valued as of the Valuation Date coincident with or next following by at least 15 days the date on which the Director receives the Participant's written request. Should a Participant request a complete withdrawal under this Section of all applicable Accounts, such withdrawal shall terminate the Participant's right to make any further Voluntary Contributions or Elective Contributions for a period of six (6) months from the date of such withdrawal. Distribution shall be made to the Participant as soon as administratively possible after such Valuation Date. A Participant shall be entitled to make two partial withdrawals under this Section during a calendar year and one entire withdrawal under this Section during a calendar year.

      (c)  Hardship Distributions.

           (i) General Rules.  A Participant shall be entitled to apply to the Director for a hardship distribution of all or a portion of such Participant's Elective Contributions Account balance, including only earnings on Elective Contributions credited to the Participant's Elective Contributions Account as of December 31, 1988, if any, valued as of the Valuation Date coincident with or next following the date on which the Director receives the Participant's application. A hardship distribution will be made to the Participant (A) only if the Director determines that the Participant has an immediate and heavy financial need under paragraph (ii) below and (B) only to the extent the distribution is necessary to satisfy such need under paragraph (iii) below.

          (ii) Immediate and Heavy Financial Need.  The determination of whether a Participant has an immediate and heavy financial need shall be made by the Director on the basis of all relevant facts and circumstances. A financial need shall not fail to qualify as immediate and heavy merely because such need was reasonably foreseeable or voluntarily incurred by the Participant. In determining the existence of an immediate and heavy financial need, the provisions of Treas. Reg. §1.401(k)-1(d)(2)(iii)(A) shall govern.

          (iii) Distribution Necessary to Satisfy Need.  The distribution will not be treated as necessary to satisfy an immediate and heavy financial need to the extent the amount of the distribution is in excess of the amount required to relieve the financial need or to the extent such need may be satisfied from other resources that are reasonably available to the Participant. This determination shall be made by the Director on the basis of all relevant facts and circumstances. For purposes of this paragraph (iii), the Participant's resources are deemed to include those assets of the Participant's Spouse and minor children that are reasonably available to the Participant. The amount of an immediate and heavy financial need may include any amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from the distribution. A distribution generally may be treated as necessary to satisfy a financial need if the Director relies upon the Participant's written representation, unless the Director has actual knowledge to the contrary, that the need cannot reasonably by relieved (A) through reimbursement or compensation by insurance or otherwise, (B) by liquidation of the Participant's assets, (C) by cessation of Elective Contributions or Voluntary Contributions under the Plan or (D) by other distributions or nontaxable loans from plans maintained by the Employer or any other employer, or by borrowing from commercial sources on reasonable commercial terms in an amount sufficient to satisfy the need. In determining the extent of a distribution necessary to satisfy an immediate and heavy financial need, the provisions of Treas. Reg. §1.401(k)-1(d)(2)(iii)(B) shall govern.

          (iv) Elective Contributions Following a Hardship Distribution.  After receiving a hardship distribution under this Section, a Participant shall be prohibited from making Elective Contributions and employee contributions under this Plan and any other plan of the Employer, or under an otherwise legally enforceable agreement (including all qualified and nonqualified deferred compensation, stock option and stock purchase plans maintained by such Employer, but not including health or welfare benefit plans or the mandatory employee contribution portion of any defined benefit plan) for at least 12 months following receipt of the hardship distribution; and notwithstanding Sections 3.5 of this Plan, the maximum Elective Contributions pursuant to Code §402(g) which may be otherwise made by the Participant for the taxable year of the Participant following the taxable year in which the Participant receives the hardship distribution shall be reduced by the amount of the Participant's Elective Contributions for the taxable year in which the Participant received the hardship distribution.

      (d)  Taxes.  The Participant shall be responsible for any excise taxes and/or any income taxes due on an in-service withdrawal or a hardship distribution under this Section.

II.

    All other provisions of the Plan not inconsistent herewith are hereby ratified and confirmed.

    IN WITNESS WHEREOF, this Second Amendment to the Plan has been executed and the seal of the Company affixed hereto on the day and year first above written.

COMPANY:
GEORGIA GULF CORPORATION
		By:	/s/ JOEL I. BEERMAN Joel I. Beerman
		Title:	Vice President & General Counsel
ATTEST:
By:	/s/ RICHARD B. MARCHESE Richard B. Marchese
Title:	Vice President—Finance & Chief Financial Officer

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  EXHIBIT 4.3
SECOND AMENDMENT TO THE ABERDEEN HOURLY SAVINGS & INVESTMENT PLAN
W I T N E S S E T H
I.
II.